Exhibit 99.1

Appendix 4E

for the year ended 30 June 2025

Reporting Period: 1 July 2024 to 30 June 2025      |      Previous Period: 1 July 2023 to 30 June 2024

Results for Announcement to the Market

	2025 $’000	2024 $’000	Change %
Revenue from ordinary activities	223,365	200,873	Up 11%
Loss from ordinary activities after tax attributable to members of Sayona Mining Limited (1)	(294,290)	(101,398)	Down 190%
Loss for the period attributable to members of Sayona Mining Limited (1)	(294,290)	(101,398)	Down 190%

(1)	During the year, the Group assessed the carrying value of the NAL CGU and recognised an impairment of $271.3 million for the year ended 30 June 2025 (2024: Nil), of which $203.5 million is attributable to members of Sayona Mining Limited and $67.8 million is attributable to non-controlling interests.

Dividends

No dividends have been declared or paid by the Company for the year ended 30 June 2025 (30 June 2024: Nil).

Net Tangible Assets per Security

	2025 $	2024 $	Change %
Net tangible assets per security (1)	0.04	0.06	Down 44%

(1)	During the year, the Group assessed the carrying value of the NAL CGU and recognised an impairment of $271.3 million for the year ended 30 June 2025 (2024: Nil), of which $203.5 million is attributable to members of Sayona Mining Limited and has been allocated against net tangible assets.

Changes in Controlled Entities

On 14 November 2024, the Group incorporated the entity Shock MergeCo Inc. (Delaware) in the United States of America.

Associates and Joint Ventures

The Group has interests in the following joint arrangements as at 30 June 2025:

		Ownership interest
Project	Country	Counterparty	2025%	2024%
Moblan Lithium Project (1)	Canada	Investissement Québec	60	60
Morella Lithium Joint Venture (2)	Australia	Morella Corporation Limited	49	49
Vallée Lithium Project (3)	Canada	Consolidated Lithium Metals Inc.	25	25

(1)	On 15 October 2021, the Group acquired a 60 per cent interest in the Moblan Lithium Project, a drilling deposit host to high grade spodumene mineralisation. The project is 40 per cent owned by Investissement Québec.

(2)	On 27 November 2022, Morella Corporation Limited satisfied the requirements under the Earn-In Agreement relating to several Pilbara tenements with lithium rights located in the Pilgangoora district in Western Australia, Australia. Under the agreement, Morella Corporation Limited was required to spend $1.5 million on exploration within three years in order to earn a 51 per cent interest in the project. The Joint Venture Agreement was executed on 15 July 2024.

(3)	On 14 December 2023, North American Lithium Inc. satisfied a requirement under the Earn-In Agreement relating to the assets and mineral rights of the Vallée Lithium Project located in Québec, Canada. Under the agreement, North American Lithium Inc. was required to spend C$4.0 million on exploration within a twelve-month period to earn a 25 per cent interest in the project.

Audit Review

This report is based on the consolidated financial statements for the year ended 30 June 2025, which have been audited by Ernst & Young and are not subject to dispute or qualification.

Other Information

All disclosure requirements pursuant to ASX Listing Rule 4.3A are contained within the Annual Report for the year ended 30 June 2025.